For Immediate Release
August 6, 2009

Linda Bammann appointed to Manulife Board of Directors

TORONTO – Manulife Financial Corporation and The Manufacturers Life Insurance Company announced today that Linda Bammann has been appointed to their Boards of Directors effective August 5, 2009.

Ms. Bammann joins Manulife’s Board bringing sound experience from her senior executive risk management positions with several large U.S. banks, including JPMorgan Chase and Bank One. She earned her Bachelor of Science from Stanford University and her Master of Arts from the University of Michigan.

“We are delighted to welcome Linda Bammann to our Board,” said Manulife Chair, Gail Cook-Bennett. “Linda possesses strong risk management expertise and first hand management experience in large financial institutions. Her skills and the knowledge she brings to our Board will enhance our risk management oversight abilities.”

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$421 billion (US$362 billion) as at June 30, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Amir Gorgi 1-800-795-9767 investor_relations@manulife.com